Exhibit 99.2

QuantumScape Merger with Kensington Capital Acquisition Corp.

Investor Conference Call Transcript

September 3, 2020

Operator

Welcome to the QuantumScape Corporation and Kensington Capital Acquisition Corp. Transaction Conference Call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, QuantumScape Corporation and Kensington Capital Acquisition Corp.’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to product development and performance (including but not limited to the timing of development milestones), competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and Kensington Capital Acquisition Corp’s filings with the SEC for a discussion of the risks that can affect the business combination, our business and the business of the combined company after completion of the proposed business combination.

Kensington Capital Acquisition Corp. and QuantumScape Corporation are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. I will now turn the call over to Mr. Justin Mirro. Please go ahead, sir.

Justin Mirro – Chairman & Chief Executive Officer, Kensington Capital Acquisition Corp.

Thank you operator and good day to everyone. My name is Justin Mirro and I am the Chairman and Chief Executive Officer of Kensington. We are thrilled to announce this transaction today between Kensington and QuantumScape.

In our view, the single greatest mega-trend and structural paradigm shift in the automotive industry today is the advancement of electric mobility. Many global automobile manufacturers are accelerating their transition to electric vehicles, as reflected by the hundreds of billions of dollars expected to be invested into this sector over the next five years. Through the vision and leadership of founder and CEO, Jagdeep Singh, QuantumScape is developing the next generation of solid-state lithium-metal batteries for use in these vehicles. In doing so, QuantumScape is redefining the frontier of battery technology, and positioning the company to play a pivotal role in the electrification of the global automotive fleet.

Kensington is an automotive-focused SPAC with more than 300 combined years of automotive experience leading some of the largest automobile manufacturers and suppliers in the world. It is with this significant expertise that we underwent an extensive due diligence process to identify the best long-term investment for Kensington’s shareholders. Our search involved hundreds of prospects, and after several rounds of narrowing our focus on investment opportunities, QuantumScape emerged as the most attractive partner for us and a company that we firmly believe will shape the future of the auto industry.

Our process involved reviewing the technical, commercial, and financial results of QuantumScape and then using global automotive standards to validate the company’s business plan. Our capabilities will also benefit QuantumScape beyond the initial business combination, as the industry expertise within our team is well suited to further accelerate the commercialization of these next generation batteries.

The transaction announced today is expected to result in gross proceeds of more than 700 million dollars, including a 500 million dollar fully committed PIPE, reflecting a pro forma enterprise value of approximately 3.3 billion dollars. The merger is expected to be completed in the fourth quarter of 2020. Current QuantumScape investors will be rolling 100% of their equity into this transaction, as all proceeds will be retained by the business to fuel the company’s growth.

Upon the close of the transaction, QuantumScape will have over 1 billion dollars of cash and no debt. This is significant in that it allows the company to fully fund its business plan, which includes the remaining development and large-scale production of QuantumScape’s solid-state batteries. Specifically, the funding reflected in this transaction allows QuantumScape to build its pilot manufacturing facility with its joint venture partner, Volkswagen, by 2024.

Our team at Kensington has known Jagdeep for a long time and we are very impressed by the depth and breadth of the men and women of QuantumScape. We are excited to partner with this world-class team and embark on this journey together – playing our part in making the world better, safer and greener. I will now turn the call over to Jagdeep Singh, Founder & Chief Executive Officer of QuantumScape. Jagdeep?

Jagdeep Singh – Founder & Chief Executive Officer, QuantumScape Corporation

Thank you Justin and hello to everyone. I echo Justin’s excitement, and I know I speak on behalf of the entire QuantumScape team when I say that I am delighted to announce this transaction with Kensington that we expect will allow us to commercially deploy our disruptive battery technology for the benefit of many around the world.

We believe that a once-in-a-century event is in the early days of unfolding with the electrification of the automotive industry. Today, just 2% of all vehicles sold are electric. If electrification of the automotive powertrain were to reach its full potential, we see a battery industry that can generate hundreds of billions of dollars of revenue per year for the next several decades. Further, our business is at the core of sustainability and addresses key ESG attributes that are so critical to so many, as our technology enables a reduction in global CO2 emissions, is designed around abundant resources, and enables clean energy sources.

To further evolve the global electric vehicle landscape, we see the availability of a better battery as mission critical. At QuantumScape, we believe we have developed the key enabling technology that will propel this generational shift towards its full potential. We have developed a proprietary solid-state separator, which forms the heart of a solid-state battery, to construct our solid-state cells. Over the past decade, my team and I have focused exclusively on identifying and engineering the right materials to develop this technology and position us to achieve successful commercialization. We have also dedicated significant time and resources in designing a scalable manufacturing processes for producing and commercially deploying this battery technology.

In fact, there is probably no greater vote of confidence than Volkswagen’s announcement that they have decided to enter into a manufacturing joint venture with QuantumScape to prepare for mass production of these solid-state batteries for use by their company. Based on our engagement with VW, we believe we are the only company to have successfully developed such a technology with automotive OEM validation.

VW is the world’s largest automotive company, and our non-exclusive relationship with this tremendously influential OEM dates back to 2012. As VW has previously announced, our two companies have collaborated throughout this journey, including product development and testing of our prototype cells, and will continue our close relationship as reflected by VW’s representation on our board of directors, their commitment of more than 300 million dollars in funding, and their commitment of additional dollars to help fund the manufacturing joint venture.

Our company has been guided by a fantastic management team. My co-founders include Professor Fritz Prinz of Stanford University, a physicist by background with joint appointments in materials science and mechanical engineering, and Dr. Tim Holme, who earned his PhD at Stanford under Professor Prinz and is our Chief Technology Officer. We are also pleased to have Dr. Mohit Singh, a polymer physicist from UC Berkeley who started and successfully sold a previous solid-state energy storage company, serve as our Chief Development Officer.

Our Board of Directors is equally impressive and will be an essential part of our ongoing success and development. Our Board is comprised of three well known venture capitalists, complemented by some real all-stars in what we refer to as our operating “bench.” This includes JB Straubel, Tesla’s former longtime Chief Technology Officer, known for his role in pioneering the lithium-ion battery powertrain design; Frank Blome, who represents VW on our Board, is the head of VW’s Battery Center of Excellence – the group responsible for procuring and supplying batteries across the entire VW Group; Jürgen Leohold, the former head of worldwide research at VW, who brings a deep understanding of both battery and vehicle technology; and, finally, Brad Buss, a former Tesla board member and former CFO of Solar City and Cypress Semiconductor, who will serve as our Audit Committee Chair.

Briefly on some of our financial backers that have supported our journey. In addition to VW, we are honored to be supported by Continental, a German multinational automotive parts company, Shanghai Automotive, China’s largest car company, and Bill Gates.

Turning back to our product and technology – we believe our lithium-metal battery technology is a game changer. Our solid-state battery technology addresses the key limitations of traditional lithium-ion battery technology, and we think this positions EVs to be much more competitive with internal combustion engine vehicles that today account for 98% of all vehicles sold. Our technology is supported by more than 200 patents, including patents pending, and extensive trade secrets. These will be instrumental in keeping us ahead of the competitive curve.

We believe our battery technology provides five key benefits as compared to traditional lithium-ion technology that makes our offering the ideal solution for use in electric vehicles:

•	Higher energy density
•	Faster charge times
•	Improved battery cycle life
•	Enhanced safety, and
•	Lower cost

I’d like to take a moment to walk through each of these core factors:

1.

First, higher energy density. At the root of this is the need for next generation battery solutions to provide a competitive driving range as compared to traditional internal combustion engine vehicles. We believe our batteries will be able to deliver nearly double the range provided by traditional lithium-ion batteries. Our technology completely eliminates the graphite or silicon anode host material found in traditional lithium-ion batteries, with our pure lithium-metal material taking up less volume and mass than the graphite or silicon anode host material. This decreases the volume of the anode and so significantly increases the energy density of the battery and range of the vehicle. By contrast, lithium-ion batteries do not offer sufficient energy density to allow EVs to have a driving range that is competitive with internal combustion engine vehicles.

2.

Second, faster charge times. We believe it is critical for EV batteries to be able to recharge quickly to remain competitive with today’s internal combustion vehicles that have a refuel time measured in minutes. Through our innovative approach, we have developed a solution that delivers charge times of less than 15 minutes based on our current prototype. In addition to the benefit of higher energy density, our graphite or silicon-free anode design eliminates the charge bottleneck of having lithium diffuse through the graphite or silicon anode material, drastically reducing the time needed to recharge our battery.

3.

Third, improved battery cycle life. An EV battery must at least match the lifespan of the vehicle it is powering. Our technology provides improved battery cycle life because by not having a liquid electrolyte in contact with the graphite, lithium is not gradually “chewed up” over time through side reactions, which is an inevitability in conventional lithium-ion batteries. By contrast, the cycle life of currently available lithium-ion batteries can be less than a vehicle’s useful life, reflecting a significant burden on the overall cost of EV ownership.

4.

Fourth, enhanced safety. In addition to supporting sustainability through the increased usage of cleaner vehicles, we are intensely focused on delivering a solution that addresses safety, including the inherent risk of combustion and fire in the currently available liquid-electrolyte battery technology. Our batteries utilize a non-oxidizable, non-flammable electrolyte, reducing fuel content, significantly reducing the risk of fire, and resulting in greater battery and vehicle operating safety.

5.

And fifth, lower costs. Batteries can be a major driver of the overall price of an electric vehicle. Because of their high costs, modern day batteries mean that most long-range EVs cost in excess of 50,000 dollars while vehicles at this price point account for less than 2% of global demand. Therefore, we believe it is critical to deliver a lower-cost battery, driving enhanced EV affordability. Our design lowers costs by eliminating both the material and manufacturing costs associated with the anode materials. In fact, we estimate a 15-20% reduction in total cost versus traditional lithium-ion batteries by avoiding the use of these substances in our battery technology.

We are currently in the product development and testing phase and expect this to continue through the first half of 2022, at which point we should be ready to begin OEM sample testing.

Having explained the key benefits of our product, we will now discuss the outlook for bringing our lithium-metal battery technology to market, including our manufacturing and scale-up timeline.

Although our manufacturing processes are proprietary, the tools we need are already used at scale in the battery and ceramics industries. Materials for our proprietary solid-state separator are abundant and have robust and well-established supply chains. Kevin Hettrich, our CFO, also leads manufacturing planning, so I will now turn it over to him to elaborate on this further and touch on our financials. Kevin?

Kevin Hettrich – Chief Financial Officer, QuantumScape Corporation

Thank you Jagdeep. We are actively planning “QS-1”, our first manufacturing facility that will be built in two stages. For our initial 1GWh of production capacity—the equivalent of ten-thousand battery electric vehicles—we plan to order long lead time equipment next year and start production in 2024. For our follow-on 20GWh expansion—the equivalent of two-hundred thousand battery electric vehicles—we plan to order long lead time equipment upon cell validation from the initial phase of QS-1 and start production for the expansion in 2026.

Briefly, on our financials. We believe that cash from this transaction fully funds the business through start of production, purchases long lead time equipment for our 20GWh expansion and fully funds our R&D pipeline. We expect to generate revenues beginning in 2024, to ramp up to multi-hundred million in revenue in 2026, to achieve multi-billion in revenue in 2027, and to double from 2027 levels in 2028. In 2028, with an expected just over 90GWh of capacity—the equivalent of 900,000 battery electric vehicles—and greater than 6 billion dollars in revenue, our capacity and sales would still represent less than 1% of current global annual vehicle demand, and less than 10% of annual sales for any top-3 automotive OEM.

We expect to deliver EBITDA margins in the mid-20 percent range by 2027 as we combine industry scale with manufacturing cost savings enabled by our technology’s “anode free” design. This drives more than 800 million dollars of EBITDA in 2027, and achieves positive free cash flow in 2028.

Post “QS-1”, we will have a blueprint for future factory expansion. In addition to building wholly-owned factories, we expect to have multiple non-dilutive options to fund future commercialization, including pre-paid revenue from customers, continued use of a JV model, and licensing opportunities. We are focused on automotive—both its rigorous product requirements and massive market opportunity. Not included are other energy storage markets to which this technology would also apply.

For additional information, we encourage you to review our investor presentation that was released along with other transaction-related materials. I will now turn it back to Jagdeep for closing remarks.

Jagdeep Singh – Founder & Chief Executive Officer, QuantumScape Corporation

Thanks Kevin. We look forward to completing the merger with Justin and his team at Kensington and transitioning to the public markets as the preeminent provider of solid state battery technology. Thank you very much and have a great day.

Operator

That concludes today’s conference call. Thank you, you may now disconnect.